INVESTOR PRESENTATION

OCTOBER 2018



Photo: São Paulo City – Estaiada Bridge


SÃO PAULO

DISCLAIMER

This presentation may include forward-looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the Company, on present Company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate, and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Registration Statement on Form F-3, Annual Report on Form 20-F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors."

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

This presentation contains information, data, estimates and statements obtained from public sources. The accuracy of such information, data, estimates and statements has not been independently verified and the company makes no representations about the accurateness of completeness of such information.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit Brasil, or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Gazit Brasil.

BRASIL
OVERVIEW



TOP CENTER
SHOPPING

Paulista Avenue

HIGHLY URBAN POPULATION (86% OF TOTAL)



200M
150M
100M
50M
-
90%
85%
80%
75%
70%
65%
60%
55%
50%
56%
68%
76%
81%
84%
86%
1970
1980
1990
2000
2010
2018
Population
%Urban

- The world's 5th largest country by land area (8.5M sq. km) and population (210M);
- 8th largest economy in the world in terms of GDP (Q2 2018);
- US$70B in foreign direct investment in 2017;
- Country highly urbanized: 86% of the population live in the main cities;
- Population growth of 125% from 1970 to 2018.

LOW PENETRATION – DEMAND EXCEEDS SUPPLY [1]



(Total GLA m²/ 1000 inhabitants)
2,180
1,290
828
291
289
219
163
105
70
USA
Canada
Australia
Portugal
Spain
France
Germany
Mexico
Brazil

BRAZILIAN CONSUMER SPENDING - GROWTH [1]



USD$400B
USD$1.1T
USD$2.0T
2005
2015
2025E

68% of the population visit a mall on a weekly basis.

1) Source: ABRASCE (ICSC) 2017

BUSINESS CAPITAL OF SOUTH AMERICA - THAT'S WHY **SÃO PAULO**

POPULATION EXPLOSION

5th — **Most populous city in the world**

21.5M — Inhabitants in the metropolitan area of São Paulo – **more than New York, Beijing, Mexico City**

5M — São Paulo´s population is expected to grow by 5M inhabitants by 2030

BUSINESS CAPITAL OF SOUTH AMERICA

- Sao Paulo state has 20% of the population and is responsible for 32% of the nation's GDP, approx. US$600B*;
- Latin America headquarters of 65% of Fortune 500 Companies, such as **Google, Goldman Sachs, Walmart, and Anheuser-Busch Inbev.**
- Annual average household income of R$73K versus R$30K for Brazil;

- Source: UN Population Division and Citi GPS

STRONG DEMAND

Rare real estate opportunity

- **Highly density city with high barriers to entry** where demand exceeds supply for shopping malls


SÃO PAULO

GAZIT BRASIL

FOCUSED STRATEGY THAT PROVES ITSELF, THAT´S WHY **GAZIT BRASIL**

Irreplaceable Real Estate in off-the-chart urban demographics. Current rate of **60M annual visitors to our properties**

Value-add opportunity in each of the assets by upgrading tenant mix, retrofit and with **over 316Ksqm* approved rights for mixed use.**

One-of-a-kind 100% São Paulo based portfolio, caters to all income levels that, coupled with Gazit´s value added strategy, yields one of the best risk-adjusted results within the Retail Real Estate industry in Brazil

Proactive management team with a proven track record of value creation and the successful acquisition, management, development, and re-development of high-quality urban properties

- Assuming approval of Jurubatuba law (currently 227K sqm) that is expected to pass this year.



Paulista Avenue

GAZIT BRASIL **MANAGEMENT TEAM**

EXPERIENCED **LOCAL MANAGEMENT** WITH **GLOBAL MINDSET**

GAZIT BRASIL IS A FULLY INTEGRATED COMPANY WITH SOUP TO NUTS MANAGERIAL CAPABILITIES



Mia Stark – CEO

Mia Stark became Chief Executive Officer at Gazit Brasil in 2013, working at Gazit for more than a decade; Under her management Gazit Brasil has built a prime portfolio of urban assets and became one of the most dominant Real Estate companies in Sao Paulo.
Ms. Stark holds an Executive MBA from Northwestern University-Kellogg School of Management and received recognition as one of the best CEO´s from Forbes Brasil 2018.



Sergio Koffes Jr. - COO

Sergio Koffes has over 13 years of experience in the retail and shopping center management. With extensive international experience, he held senior executive positions at Best Buy US and Best Buy London, including Senior Manager and Head of Department at corporate headquarter. Mr. Koffes holds a Bachelor´s Degree in Business Administration with emphasis in Marketing and Management from University of Wisconsin Madison and Executive MBA from Fundação Dom Cabral.



Ian Andrade - CFO

Ian Andrade has 20 years of experience in Corporate Finance, M&A, management of companies and investments. Prior to Gazit Brasil, Ian held several senior executive positions in infrastructure and real estate companies in Brazil, including CFO and IR Officer of Camargo Correa Desenvolvimento Imobiliiário – CCDI (Bovespa: CCIM3). Mr. Andrade holds a Bachelor's Degree, cum laude, in Economics from Boston University.



Marco Katz – Legal Counsel

Marco Katz comes with over 10 years of experience at one of the largest law firms in Brazil (BMA) as associate lawyer, with expertise in Civil Litigation, Corporate law, domestic and international arbitrations, due diligences concerning mergers and acquisitions and drafting of commercial contracts. Mr. Katz holds a LLM Degree in Corporate Law from IBMEC-RJ and Specialization in Digital Law from FGV-SP.

GAZIT'S BRASIL **BUSINESS STRATEGY**

CONCENTRATION	**DIFFERENTIATION**	**INNOVATION**








amazon.com.br

= OUTSIZED RETURNS

Concentration

- Focus on São Paulo, with "off the chart" demographics
- Cherry picking irreplaceable urban high density assets with value creation opportunities

Differentiation

- Continuous transformation of the assets that enhances the shopping experience
- Attracting new and differentiated multinational retailers

Innovation

- Creation of a new concept of day-to-day Life & Entertainment Centers
- Providing a stage for innovation by proactive management

GAZIT BRASIL

AT A GLANCE

ASSETS ANCHORED BY

LOCATION
LOCATION
LOCATION®

~ R$3B* of Real State **

9 Assets

166k sqm Owned GLA*

Occupancy 97.3%*

2 Landbanks

283 Employees
- Corporate 28
- Asset level 255

Over 316K sqm*** approved rights for mixed use.

Number of tenants ~1.5K

OCR 10.5%*

*As of Q2 – 2018 (occupancy without Carrefour building)
** At proportional share
*** Assuming approval of Jurubatuba law that is expected to pass this year



Shopping Light

OUR PORTFOLIO



1 **MORUMBI TOWN**
137 tenants
Fully Owned
GLA: 31K sqm +
Landbank: 4,624 sqm



2 **MAIS SHOPPING**
179 tenants
Fully Owned
GLA: 14K sqm
GLA 2019: 23K sqm



3 **TOP CENTER**
99 tenants
Fully Owned
GLA: 20K sqm



PAULISTA 1267
Landbank
Potential
GLA: 4K sqm



4 **SHOPPING LIGHT**
109 tenants
Fully Owned
GLA: 19K sqm



5 **CARREFOUR**
1 tenant
Fully Owned
GLA: 3K sqm



6 **INTERNACIONAL**
339 tenants
70% ownership
GLA: 77K sqm



7 **PRADO BOULEVARD**
64 tenants
98% ownership
GLA: 10K sqm
Located in Campinas



8 **CIDADE JARDIM**
192 tenants
33% ownership
GLA: 37K sqm



9 **ELDORADO**
340 tenants
4.3% ownership
GLA: 77K sqm


5 km
VILA PIRITUBA
LAUZANE PAULISTA
TUCURUVI
JARDIM BRASIL
IMIRIM
SANTANA
ÁGUA BRANCA
LAPA
VILA GUILHERME
PENHA DE FRANÇA
Osasco
MOOCA
VILA PRUDENTE
MORUMBI
SANTO AMARO
VILA SANTA CATARINA
CAPÃO REDONDO
SOCORRO
Diadema
INTERLAGOS

* As of Q22018 (tenants vacancies not included)

GAZIT BRASIL MALLS ARE LOCATED ON MAIN PUBLIC TRANSPORTION ROUTES OF **SÃO PAULO**



Jade
Aeroporto - Guarulhos
Guarulhos - Cecap
Rubi
Azul
Diamante
Amarela
Lilás
Esmeralda
Verde
Prata
Vermelha
Safira
Coral
Turquesa
Tucuruvi
Luz
São Bento
Sé
Paraíso
Ana Rosa
Vila Mariana
Santa Cruz
Jabaquara
Pinheiros
Cidade Jardim
Vila Olímpia
Berrini
Morumbi
Granja Julieta
Grajaú
Santo André
São Bernardo
Ferrazópolis

1 Shopping Light
2 Top Center
3 Eldorado
4 Mais Shopping
5 Internacional Shopping

IRREPLEACEBLE ASSETS WITH **STRONG DEMOGRAPHICS**



200k
175k
150k
125k
100k
50k
25k
0k
250k
500k
750k
1.000k
1.250k
Median Household Income (R$)
Population*
Sao Paulo City Average: R$73K
Brazil Average: R$30K
1
2
3
4
5
6
7



1 ELDORADO
5 CARREFOUR
2 CIDADE JARDIM
5 SHOPPING LIGHT
3 MAIS SHOPPING
6 MORUMBI TOWN
4 TOP CENTER
7 INTERNACIONAL

São Paulo Metropolitan Assets

- Source: IBGE
- In 5KM radius

OUR **GROWTH** EVOLUTION

Yield on Cost	
2018	2019
7.4%	8.1%
W/O MT (under stabilization)	
8.0%	8.6%



25% NOI Growth;
CAGR 58%
NOI (millions of R$)
200
150
100
50
-
13
22
50
73
117
166(1)
207
2013
2014
2015
2016
2017
2018E
2019E
33
47
78
135
141
171
178 (2)
GLA (thousands of sqm) owned

- Considers straight line and includes management fee.
- Does not consider Eldorado (financial instrument)

(1) 2018: Acquisition of Internacional Shopping (IS) on April 2, 2018 (when annualizing IS, portfolio NOI is 185M)
(2) GLA expansions, of Internacional 4K sqm (70%), Shopping Light 3K sqm, Morumbi Town 314 sqm and, Top Center 195 sqm, do not include in the NOI for the year.

OUR SHOPPING MALL **TENANT MIX**

"Roughly 50% of tenants are e-commerce resistant and all our São Paulo city malls are 100% urban high density located assets!"

Based on Rent



Restaurant (4%)
Food Court (16%)
Non apparel retail (20%)
Apparel (30%)
Entertainment (7%)
Supermarket (3%)
Convenience/Services (20%)
4%
16%
30%
20%
7%
3%
20%

Based on GLA



Food Court (6%)
Non apparel retail (22%)
Convenience/Services (16%)
Restaurant (3%)
Apparel (24%)
Entertainment (16%)
Supermarket (13%)
6%
3%
24%
22%
16%
16%
13%

Non apparel retail: included jewelry, toys, home goods, perfume and others.

GAZIT BRASIL

PAULISTA AVENUE

1.5 MILLION PEDESTRIANS PER DAY

Lively 3km avenue with public transportation, universities, museums, offices, residences and entertainment sites







GAZIT BRASIL TOP CENTER SHOPPING


TOP CENTER
FOREVER 21
veja
DHL

TOP CENTER SHOPPING

OVERVIEW

LIDE RETAIL AWARD (2016) EXCELENCY IN TENANT MIX

NOI



CAGR 29.5%
R$ Million
10
9
23
25
28
2014 (1)
2015 (2)
2016 (3)
2017
2018E
Shopping Only!

Yield on Cost	2014	2015	2016	2017	2018E	
Yield on Cost	6.8%	5.6%	7.1%	7.6%	8.4%	9.1%

(1) NOI annualized due to the mall acquisition (2) Short time decrease due to the change of tenant mix (3) NOI annualized due to the tower acquisition

INFO

* As of Q218

Acquisition Date	Shopping Center - September 2014, Office Tower - June 2016
Plot Area	3.9K sqm
Occupancy	100%
Total Sales 2018E	R$171M
Tenants	99
GLA	20K sqm
Visitors (2018E)	6.6K
Parking Spaces	370
Cars (2018E)	158K

DEMOGRAPHIC DATA

SOCIAL CLASS
25% A Class
59% B Class
17% C Class

GENDER
67% female
33% male

AGE
52% from 18 to 29
32% from 30 to 49

EDUCATION
44% High School
56% Graduate and Post Graduate

URBAN MOBILITY
500m from 2 subway station
More than 25 bus lines

Source: GS Group Survey 2013



DECATHLON

TOP CENTER SHOPPING
GAZIT BRASIL

CASE STUDY

- NOI Growth of the shopping - approximately 60.5% in 4 years;
- Yield on Cost for the shopping center - from 6.8% (2014) to 9.1% (2018);
- Re-tenanted 95% of the mix since acquisition;
- Opened Decathlon flagship store and relocated their corporate office to Top Office Tower.

2014	2018
 TOP CENTER	 DECATHLON FOREVER 21 TOP CENTER OBJETIVO

TRANSFORMATION

VALUE CREATION THROUGH PROACTIVE MANAGEMENT

2014	2018
GLA: 6.5K sqm (Shopping)	GLA: 6.5K sqm (Shopping) + 13.5K sqm (Tower) = 20K sqm (Total built area: 36K sqm)
NOI - R$10M (annualized)	NOI - R$28M (includes office tower purchased in 2016)

TOP CENTER SHOPPING

MAXIMIZING POTENTIAL

VALUE CREATION, EXPANSION, DIFFERENTIATION

2014

INVESTMENT R$148M


TOP CENTER

GLA (shopping): 6.5K sqm (Total built area: 36K sqm)

NOI – R$10m (annualized)


FUTURE OPPORTUNITY
TOP CENTER

2018

TOTAL INVESTMENT R$338M


DECATHLON
TOP CENTER

GLA (Shopping + Office Tower): 20K sqm (Total area built: 36K sqm)

NOI – R$28M

FUTURE EXPANSION



GLA (Shopping + Office Tower): 22K sqm (Total area built: 38K sqm)

Additional – 2K sqm
2 rooftops
Food court expansion


TOP CENTER
SHOPPING
GAZIT BRASIL
TRANSFORMATION
OF CUSTOMER EXPERIENCE
FOREVER 21
NIRVANA
EM BREVE
DECATHLON
AV. PAULISTA
PATINS
oxelo

TOP CENTER SHOPPING

TENANT MIX

Top brands from diverse segments, provide the visitors unique experience, services and day to day convenience on the go.

Top international brands:

- MAC
- Forever 21
- Decathlon
- Starbucks
- Burger Joint



Based on rent
6%
19%
19%
16%
40%
Restaurant (6%)
Food Court (40%)
Apparel (19%)
Convenience/Services (19%)
Non apparel retail (16%)



Based on GLA
4%
16%
9%
49%
22%
Restaurant (4%)
Food Court (22%)
Apparel (16%)
Convenience/Services (9%)
Non apparel retail (49%)

* Non apparel retail: included jewelry, toys, home articles, perfume and others.

PAULISTA 1267



ISRAEL´S INDEPENDECE DAY (70 YEARS) IN SÃO PAULO

PAULISTA 1267

LANDBANK

Potential GLA: 4K

- Anchor – 1K sqm;
- Food-Hall | Restaurant – 2K sqm;
- Terrace Uncovered (Food-Hall | Restaurant) – 1K sqm.

Common Area

- Circulation | Common Area – 606 sqm;
- Parking | Docks – 3K sqm.

2018



Si Señor
Starbucks
Avenida Paulista
1267 - Bela Vista
Coaching Pessoal
e Profissional
Lojas Renner

FUTURE



ILLUSTRATION

POTENTIAL

VALUE CREATION THROUGH NEW DEVELOPMENT

Land: 1K sqm

Potential GLA: 4K sqm (Total built area: 7K sqm)

SHOPPING LIGHT

DOWNTOWN SÃO PAULO

Where the city of São Paulo was founded: city hall, stock exchange, courts, universities, museums, offices, residences and entertainment & tourism sites.


SHOPPING LIGHT

SHOPPING LIGHT

OVERVIEW

YIELD ON COST



YIELD %
7.7%
9.6%
10.2%
10.5%
2015
2016
2017
2018E

INFO

* As of Q218

Acquisition Date	June 2015
Plot Area	4.9K sqm
Occupancy	96.1%
Total Sales 2018E	R$266M
Tenants	142
GLA	18.6K sqm
Visitors (2018E)	11.5M
Parking Spaces	82
Cars (2018E)	74K

DEMOGRAPHIC DATA

SOCIAL CLASS
11% A Class
52% B Class
36% C Class

GENDER
63% female
37% male

AGE
39% from 18 to 29
42% from 30 to 49

EDUCATION
41% High School
46% Graduate and Post graduate

URBAN MOBILITY
3 subway stations in a 600m radius
More than 18 lines of bus

Source: GS Group Survey 2013



SHOPPING LIGHT

OVERVIEW

- NOI Growth – approximately 61.3%, mainly by re-tenanting of 60% of the mix since acquisition in 2015;
- Potential cultural or entertainment addition on the rooftop: demand for restaurants, cinema and convention center;
- In January 2018, acquired adjacent building (3K sqm) anchored by Carrefour Express with potential of direct connection to the mall;
- Under contract to acquire Mappin building, across the street, that has potential to connect the buildings and revamp the area.

2015	2020
	ILLUSTRATION

LANDMARK BUILDING THAT WAS TRANSFORMED INTO A SHOPPING MALL

GLA: 19K sqm
(Total built area: 36.5K sqm)

GLA 19K + Potential (3K Cinema) = 21K sqm
(Total built area: 39K sqm)

MAXIMIZING POTENTIAL

SHOPPING LIGHT

HISTORICAL BUILDING BUILT IN THE HEART OF DOWNTOWN SÃO PAULO IN 1929 THAT WAS CONVERTED INTO SHOPPING MALL IN THE 1990s

2015

INVESTMENT R$144M



GLA: 19K sqm
(Total built area: 36.5K sqm)


BUILDT IN 1929

2018

TOTAL INVESTMENT R$169M



GLA: 19K sqm
(Total built area: 36.5K sqm)

FUTURE EXPANSION


FUTURE OPPORTUNITY

GLA: 21K sqm
(Total built area: 39K sqm)

3K sqm Additional GLA for cinema/convertion center


BENJAMIN
a padaria


adidas
adidas
OUTLET

SHOPPING LIGHT

TRANSFORMATION
OF CUSTOMER EXPERIENCE


STARBUCKS


Kopenhagen

SHOPPING LIGHT

TENANT MIX

The most relevant outlets brands:

- Nike
- Adidas
- Lacoste
- Calvin Klein
- Tommy Hilfiger

"The only shopping mall in downtown. Comprises with a F&B options, variety of services, and daily convenience stores. Potential to transform the roof top into an unforgettable gastronomy and entrainment experience."

Based on Rent


Restaurant (3%)
Food Court (6%)
Non apparel retail (30%)
Apparel (38%)
Entertainment (9%)
Convenience/Services (14%)
6%
3%
38%
30%
14%
9%

Based on GLA


Restaurant (8%)
Food Court (15%)
Non apparel retail (23%)
Apparel (29%)
Entertainment (2%)
Convenience/Services (23%)
8%
15%
29%
23%
23%

* Non apparel retail: included jewelry, toys, home articles, perfume and others.

GAZIT BRASIL

SHOPPING CIDADE JARDIM



SHOPPING
CIDADE
JARDIM

OVERVIEW

Gazit Brasil 33% of the mall

Ultra-Luxury mall in São Paulo, located on the main highway of the city (Marginal) and part of high-end residential and office mixed-use complex






INFO	* As of Q218
Acquisition Date	December 2016
Plot Area	50K sqm
Occupancy	98.8%
Total Sales 2018E	R$855M
Tenants	211
GLA	37K sqm
Sales (monthly/sqm)	R$1.8K
Visitors (2018E)	3.3M
Parking Spaces	1,398
Cars (2018E)	1.2M

DEMOGRAPHIC DATA

SOCIAL CLASS
100% A Class

GENDER
73% female
27% male

AGE
14% from 18 to 30
33% from 31 to 40

EDUCATION
9% High School
91% Graduate and Post graduate

Source: GS Group Survey 2013


Dior


GMAIS
SHOPPING
GAZIT
BRASIL


ILLUSTRATION

GMAIS SHOPPING GAZIT BRASIL

OVERVIEW

YIELD ON COST



YIELD %
8.3%
9.1%
9.6%
10.1%
2015
2016
2017
2018E

INFO

* As of Q218

Acquisition Date	Jan (60%) Feb (40%) - 2015
Plot Area	18K sqm
Occupancy	97.5%
Total Sales 2018E	R$202M
Tenants	179
GLA	14K sqm
GLA – post expansion	23K sqm
Visitors (2018E)	13.5M
Parking Spaces	788
Cars (2018E)	552K

DEMOGRAPHIC DATA

SOCIAL CLASS
50% B Class
41% C Class

GENDER
55% female
45% male

AGE
49% from 18 to 29
41% from 30 to 49

EDUCATION
65% High School
23% Graduate and Post Graduate

URBAN MOBILITY
bus terminal with more than 60 bus lines
metro station, &
close by train station

Source: GS Group Survey 2013



GMAIS SHOPPING GAZIT BRASIL

CASE STUDY

- NOI Growth of the mall - approximately 29.6% in 3 years;
- Re-tenanted 40% of the mix;
- From 14K sqm GLA in 2015 (acquisition) to 23K sqm GLA in 2019 (post expansion);
- Current foot traffic of 37K/day (Annually: 13M) additional 25K/day with expansion and opening of Poupatempo (Govt. services);

2015



2018


Illustration

METRO STATION MALL THAT IS CONTINUOUSLY GOING THORUGH IMPROVEMENTS WITH EXPANSIONS, TENANT MIX AND OVERALL EXPERIENCE

GLA: 14K sqm
(Total built area: 50K sqm)

GLA: 23K sqm
(Total built area: 61K sqm)

GMAIS SHOPPING GAZIT BRASIL

MAXIMIZING POTENTIAL

MAXIMIZING POTENTIAL: VALUE CREATION, EXPANSION, DIFFERENTIATED

2015

INVESTMENT R$193M




FUTURE OPPORTUNITY

GLA: 14K sqm
(Total built area: 49,8K sqm)

2017

TOTAL INVESTMENT R$206M [1]

ON GOING EXPANSION





GLA 14K sqm
(Total built area: 50K sqm)

GLA: 23K sqm
(Total built area: 61K sqm)

Additional 9k GLA expansion

* Investments is based on accumulated basis; capex was allocated for reconfiguration of the mall circulation and life safety improvements
(1) Does not consider Capex in 2017


express


PROMOÇÃO DE REINAUGURAÇÃO
PIZZA

GMAIS SHOPPING
GAZIT BRASIL

TRANSFORMATION
OF CUSTOMER EXPERIENCE


ROCK&RIBS
STEAKHOUSE
LET'S ROCK
LET'S ROCK & RIBS


smart
fit
A academia inteligente.

TENANT MIX

"The main shopping center in Santo Amaro, is a commuters hub that connects the adjacent university with the metro station and buses terminal in the southern part of the city. Mais Shopping is known for its convenience and wide options of fast food and democratic mix catering to customers everyday needs."

Based on Rent



30%
35%
13%
14%
0.4%
8%
Food Court (30%)
Non apparel retail (13%)
Apparel (35%)
Entertainment (8%)
Supermarket (0.4%)
Convenience/Services (14%)

Based on GLA



13%
11%
34%
18%
3%
21%
Food Court (13%)
Non apparel retail (11%)
Apparel (34%)
Entertainment (21%)
Supermarket (3%)
Convenience/Services (18%)

Top brands:

- Poupatempo (Govt. agency) and Adidas – coming soon
- Cinepolis (Cinema)
- SMART FIT (gym)
- Carrefour Express (super market)

* Non apparel retail: included jewelry, toys, home articles, perfume and others.

MORUMBI TOWN
SHOPPING


MORUMBI
TOWN SHOPPING

GAZIT BRASIL MORUMBI TOWN SHOPPING

OVERVIEW

"GRANDES CONSTRUÇÕES" AWARD (2016) MOST EFFICIENT CONSTRUCTION IN BRAZIL

LIDE RETAIL AWARD (2017) DESIGN & ARCHITECTURE


AXBR

INFO

* As of Q218

Plot Area	22.8K sqm
Occupancy	99.4%
Total Sales 2018E	R$291M
Tenants	137
GLA	31K sqm
Visitors (2018E)	5.1M
Parking Spaces	1,563
Cars (2018E)	1.2M



DEMOGRAPHIC DATA

SOCIAL CLASS
31% A Class
54% B Class
14% C Class

GENDER
60% female
40% male

AGE
45% from 18 to 29
35% from 30 to 49

EDUCATION
33% High School
62% Graduate and Post Graduate

URBAN MOBILITY
1.5km from 1 subway station
More than 10 lines of bus

Source: GS Group Survey 2018

MORUMBI TOWN SHOPPING

CASE STUDY

- 96% occupancy at opening in Dec 2016;
- Flagship stores such as Cinesystem (cinema), Zaffari (hypermarket), Tramontina (home goods), Bio Ritmo (gym), Anaca (dancing school) and many entertainments;
- Brazil's first roof top soccer field in a mall.

2014



2018



GROUND UP DEVELOPMENT FOCUSED ON FAMILY EXPERIENCE AND CONVENIENCE MEETING THE NEIGHBORHOOD'S DAILY NEEDS

GLA: 18K sqm

GLA: 31K sqm (Total built area: 94K sqm)

MORUMBI TOWN SHOPPING

MAXIMIZING POTENTIAL

INAUGURATED IN DECEMBER 2016 – UNDER STABILIZATION

2008

INVESTMENT R$77M *





GLA: 18K sqm

2018

TOTAL INVESTMENT R$339M (1)



GLA: 31K sqm
(Total built area: 94K sqm)

FUTURE EXPANSION – 6K GLA Expansion

GLA: 37K
(Total built area: 103K sqm)

- **3 Restaurants**
- **International anchor;**
- **Expansion of Bio Ritmo (gym);**
- **14 Satellites;**
- **4 Mega Stores.**

* Investment is based on accumulated basis; capex was allocated for reconfiguration of the mall circulation and life safety improvements
(1) Does not considers expansion Capex.

* Investment is based on accumulated basis. Expansion pf parking to allow additional GLA potential


RAÇA
OUSADIA
NÃO É SÓ UM JOGO
GATORADE


TRAMONTINA
store

GAZIT BRASIL MORUMBI TOWN SHOPPING

TRANSFORMATION OF CUSTOMER EXPERIENCE


GET WHAT



MORUMBI TOWN SHOPPING

TENANT MIX

"Innovative mall with a focus on services, convenience and entertainment for kids and families, in a very inviting and brightening atmosphere for their daily visits. Roughly 63% of tenant mix are e-commerce proof."

Top brands:

- Zaffari (Hypermarket)
- Cinesystem (Cinema)
- Bio Ritmo (gym)
- Renner
- Iplace
- Paris 6
- Anacã (Dancing school and theater)

Based on Rent



Restaurant (2%)
Food Court (17%)
Non apparel retail (19%)
Apparel (13%)
Entertainment (6%)
Supermarket (6%)
Convenience/Services (37%)
2%
13%
6%
6%
37%
19%
17%

Based on GLA



Restaurant (3%)
Food Court (4%)
Non apparel retail (19%)
Apparel (15%)
Entertainment (20%)
Supermarket (28%)
Convenience/Services (11%)
3%
15%
20%
28%
11%
19%
4%

* Non apparel retail: included jewelry, toys, home articles, perfume and others.

SHOPPING Eldorado

OVERVIEW

Gazit Brasil owns 4.3% shares of the mal (REIT)

A trophy asset and one of the most established malls in Brazil in which Gazit has full ROFR mechanism to acquire all of the remaining ownership of the asset



INFO * As of Q218

Plot Area	165K sqm
Occupancy	99.0%
Tenants	340
GLA	77K sqm
Visitors (year)	~20M
Parking Spaces	3,500
Cars (year)	~4.2M


SEPHORA

INTERNACIONAL SHOPPING


DUTRA HIGHWAY

INTERNACIONAL SHOPPING

OVERVIEW

Gazit Brasil owns 70% of the mall

Gazit´s latest acquisition and most relevant single investment in Brazil for Gazit Globe: R$956M with an expected annualized yield of 7.8% in 2018

Internacional Shopping is located on Dutra Highway, 10min away from Guarulhos International Airport (main airport of South America) and 15km to São Paulo city



INFO

* As of Q218

Acquisition Date	April 2018
Plot Area	125K sqm
Occupancy	96.4%
Total Sales 2018E	R$1.1B
Tenants	339
GLA(Total)	77K sqm
Visitors (2018E)	28.6M
Cars (Dutra Highway)	860K/day

DEMOGRAPHIC DATA

SOCIAL CLASS
10% A Class
51% B Class
34% C Class

GENDER
50% female
50% male

AGE
41% from 18 to 29
45% from 30 to 49

EDUCATION
50% High School
31% Graduate and Post Graduate

URBAN MOBILITY
5 bus lines

Source: GS Group Survey 2018
Yield % considers straight line NOI


CENTAURO

INTERNACIONAL SHOPPING

OVERVIEW

Gazit Brasil owns 70% of the mall

- Occupancy increased to 98.0% in August, 2018 (96.2% upon acquisition on April 2nd, 2018);
- Since April - 2018 – 26 new store leases (LS 169%) and 22 new kiosk contracts;
- 28.6M annual mall visitors and R$1.1B in sales;
- Average SSS since April/18 of 4.75% (peak of 9.0% in August);
- R$6.7B approved government investment for new metro lines adjacent to the mall will be connected to the city of São Paulo.

2018



FUTURE EXPANSION


ILLUSTRATION

LATEST ACQUISITION WITH **MASSIVE POTENTIAL** OF VALUE CREATION

GLA: 77K sqm
(Total built area: 121K sqm)

Total future expansion of 198K sqm built area, out of which 25K sqm GLA as future expansion of the mall

INTERNACIONAL SHOPPING
GAZIT BRASIL

MAXIMIZING POTENTIAL

EXPANSION POTENTIAL 198K SQM - MAXIMIZING POTENTIAL: VALUE CREATION, EXPANSION, DIFFERENTIATED

2018

INVESTMENT R$956M





FUTURE OPPORTUNITY

GLA: 77K sqm
(Total built area: 121K sqm)

FUTURE EXPANSION



GLA: 83K sqm
(Total built area: 128K sqm)

FUTURE EXPANSIONS

Phase I (2018) Additional Expansion GLA 6K sqm

- 1 Restaurant
- 2 anchors

Phase II and ongoing: Future expansions based on demand for hospital, convention center, hotel and more


NEO GEO FAMILY


CENTAURO

G GAZIT BRASIL INTERNACIONAL SHOPPING

TRANSFORMATION
OF CUSTOMER EXPERIENCE


BACIO di LAT
GELATO PURO


ESPRESSO • BISCOTTI • FOCACCIA
CASA Bauducco

INTERNACIONAL SHOPPING

TENANT MIX

Top brands:

- Extra Hypermarket
- Cinemark (Cinema)
- PoupaTempo (Govt. agency)
- Outback restaurant

"One of the top trophy malls in Sao Paulo metro area, Internacional Shopping has off the chart foot traffic providing convenience, services and leisure, in addition it has 197K sqm expansion rights that can be transformed to an attractive mixed use project."

Based on Rent



Restaurant (2%)
Food Court (13%)
Non apparel retail (23%)
Apparel (29%)
Entertainment (10%)
Supermarket (6%)
Convenience/Services (17%)
2%
29%
10%
6%
17%
23%
13%

Based on GLA



Restaurant (2%)
Food Court (3%)
Non apparel retail (23%)
Apparel (24%)
Entertainment (20%)
Supermarket (14%)
Convenience/Services (14%)
2%
24%
20%
14%
14%
23%
3%

* Non apparel retail: included jewelry, toys, home articles, perfume and others.

GAZIT
BRASIL

THANK YOU FOR VISITING US!



Rua Olimpiadas 66,
4 andar Vila Olimpia
Sao Paulo Brazil 04551-000

Tel: +55-11-35080800